Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

August 28, 2019

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington, DC 20549

Re:	Nuveen AMT-Free Municipal Value Fund (the “Registrant” or the “Fund”)
File Nos. 333-223524 and 811-22253

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on August 16, 2019 to the Fund’s initial registration statement on Form N-2, which was filed on March 8, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

1.

Comment: Please ensure that the disclosure under “Risks – Inverse Floating Rate Securities Risk/Leverage Risk” adequately describes the risks associated with an investment in inverse floating rate securities, in particular, the risks associated with the leverage created by such instruments. Please also consider defining what is meant by the term “economic effect of leverage.”

Response: The Registrant confirms that its disclosure adequately describes such risks and notes that it has enhanced the disclosure to further address the risks specific to the use of leverage that are relevant to the Fund’s investment in inverse floating rate securities.

With respect to the term “economic effect of leverage,” the Registrant notes the following disclosure under “Use of Leverage”:

Inverse floating rate securities have the economic effect of leverage because the Fund’s investment exposure to the underlying bonds held by the trust have been effectively financed by the trust’s issuance of floating rate certificates.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

August 28, 2019

2.

Comment: Please provide risk disclosure on how the transition from LIBOR could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: The Fund currently does not, and does not expect to, invest in instruments referencing LIBOR. Accordingly, the Registrant believes that the requested disclosure is not necessary at this time.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget